SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)*

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

517125100

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

345 Park Avenue South, 12 Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 517125100	Page 1 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 517125100	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,837 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,837 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,837 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON PN

(1)	Comprised of shares of common stock held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,850 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,850 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,850 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON PN

(2)	Comprised of shares of common stock held by Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Mgmt HIF, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Mgmt, IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,852 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,852 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,852 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.16%
14	TYPE OF REPORTING PERSON PN

(3)	Comprised of shares of common stock held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner.

SCHEDULE 13D

CUSIP No. 517125100	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,150,072 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,150,072 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,072 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.50%
14	TYPE OF REPORTING PERSON PN

(4)	Comprised of (i) an aggregate of 5,144,539 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P., of which Deerfield Management Company, L.P. is the investment manager and (ii) 5,533 shares of common stock issuable upon exercise of an option (the “2020 Option”) held by Jonathan Leff, an employee of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The 2020 Option was granted to Mr. Leff on July 16, 2020 and vests in equal monthly installments over a 36-month period, which commenced on July 16, 2020, subject to Mr. Leff’s continued service with the Issuer through each applicable vesting date. The number of shares reported as being beneficially owned by Deerfield Management Company, L.P. does not include (i) shares of common stock issuable upon exercise of the 2020 Option to the extent it is unvested and will not vest within 60 days or (ii) shares of common stock issuable upon exercise of an option granted to Mr. Leff on May 12, 2021 (the “2021 Option”), which is scheduled to vest on the earlier of May 12, 2022 and the date of the Issuer's next annual meeting of stockholders, in each case, subject to Mr. Leff’s continued service with the Issuer through each applicable vesting date. The 2021 Option is held by Mr. Leff for the benefit, and at the direction, of Deerfield Management Company, L.P.

SCHEDULE 13D

CUSIP No. 517125100	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,150,072 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,150,072 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,150,072 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.50%
14	TYPE OF REPORTING PERSON IN

(5)	Comprised of (i) an aggregate of 5,144,539 shares of common stock held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. and (ii) 5,533 shares of common stock issuable upon exercise of an option (the “2020 Option”) held by Jonathan Leff, an employee of Deerfield Management Company, L.P., for the benefit, and subject to the direction, of Deerfield Management Company, L.P. The 2020 Option was granted to Mr. Leff on July 16, 2020 and vests in equal monthly installments over a 36-month period, which commenced on July 16, 2020, subject to Mr. Leff’s continued service with the Issuer through each applicable vesting date. The number of shares reported as being beneficially owned by James E. Flynn does not include (i) shares of common stock issuable upon exercise of the 2020 Option to the extent it is unvested and will not vest within 60 days or (ii) shares of common stock issuable upon exercise of an option granted to Mr. Leff on May 12, 2021 (the “2021 Option”), which is scheduled to vest on the earlier of May 12, 2022 and the date of the Issuer's next annual meeting of stockholders, in each case, subject to Mr. Leff’s continued service with the Issuer through each applicable vesting date. The 2021 Option is held by Mr. Leff for the benefit, and at the direction, of Deerfield Management Company, L.P. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, Deerfield Mgmt IV, Deerfield Mgmt HIF and Deerfield Management.

SCHEDULE 13D

CUSIP No. 517125100	Page 9 of 15 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D is filed by (i) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (ii) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare”), (iii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iv) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (v) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vi) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn (“Flynn” and, together with Deerfield Private Design Fund III, Deerfield Healthcare, Deerfield Private Design Fund IV, Deerfield Mgmt III, Deerfield Mgmt IV and Deerfield Management, the “Reporting Persons”), with respect to the securities of Larimar Therapeutics, Inc. (as amended by Amendment No.1 and this Amendment No.2, the “Schedule 13D”). Deerfield Private Design Fund III, Deerfield Healthcare and Deerfield Private Design Fund IV are collectively referred to herein as the “Funds”.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

(b)	The address of the principal business and/or principal office of each of the Reporting Persons is 345 Park Avenue South, 12 Floor, New York, New York 10010.

Item 4.	Source and Amount of Funds or Other Consideration.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 21, 2021, the Company announced it had entered into a Securities Purchase Agreement (the “Purchase Agreement”) with various investors to raise gross proceeds of approximately $95 million in a private placement. The Funds have agreed to participate in the private placement and, pursuant to the Purchase Agreement will purchase pre-funded warrants to purchase an aggregate of 2,233,804 shares of Common Stock (the “Pre-Funded Warrants”) for a price of $13.42 per share of Common Stock underlying each Pre-Funded Warrant. Specifically, each of Deerfield Private Design Fund III, Deerfield Healthcare, and Deerfield Private Design Fund IV agreed to purchase a Pre-Funded Warrant to purchase 744,602, 744,601 and 744,601 shares of Common Stock, respectively. The Purchase Agreement contains customary representations, warranties and indemnities, and the closing of the purchase and sale of the Pre-Funded Warrants is subject to customary closing conditions, including the condition that the Company and the Funds enter into the A&R Registration Rights Agreement (as defined in Item 6). Accordingly, the beneficial ownership of the Reporting Persons disclosed herein does not include the shares underlying the Pre-Funded Warrants to be acquired upon closing of the private placement.

Each Pre-Funded Warrant will be exercisable for an exercise price of $0.01 per share of Common Stock, will be exercisable indefinitely, and will permit the holder thereof to exercise such Pre-Funded Warrant on a cashless basis. The provisions of the Pre-Funded Warrant beneficially owned by each Fund will restrict the exercise of such securities to the extent that, upon such exercise, the number of shares of the Company’s Common Stock then beneficially owned by the holder and its “Attribution Parties” (as defined in the Pre-Funded Warrants), including its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed 4.985% of the total number of shares of the Company’s Common Stock then outstanding. Each Pre-Funded Warrants will also entitle the holder thereof to participate in dividends and other distributions on the Common Stock, subject to limited exceptions.

SCHEDULE 13D

CUSIP No. 517125100	Page 10 of 15 Pages

The Reporting Persons have agreed to acquire the Pre-Funded Warrants for investment purposes. Jonathan Leff, an employee of Deerfield Management, was previously appointed to serve on the Company’s board of directors and continues to serve in such capacity.

Item 5. Interests in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

Throughout this report, the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons has been determined based on 15,367,730 shares of Common Stock outstanding as of May 21, 2021, as set forth in a representation made by the Company in the Purchase Agreement.

(a)

(1)	Deerfield Private Design Fund III

	Number of shares:	1,714,837
	Percentage of shares:	11.16%

(2)	Deerfield Healthcare

	Number of shares:	1,714,850
	Percentage of shares:	11.16%

(3)	Deerfield Private Design Fund IV

	Number of shares:	1,714,852
	Percentage of shares:	11.16%

(4)	Deerfield Mgmt III

	Number of shares:	1,714,837 *(comprised of shares held by Deerfield Private Design Fund III)
	Percentage of shares:	11.16%

(5)	Deerfield Mgmt HIF

	Number of shares:	1,714,850 * (comprised of shares held by Deerfield Healthcare)
	Percentage of shares:	11.16%

SCHEDULE 13D

CUSIP No. 517125100	Page 11 of 15 Pages

(6)	Deerfield Mgmt IV

	Number of shares:	1,714,852* (comprised of shares held by Deerfield Private Design Fund IV)
	Percentage of shares:	11.16%

(7)	Deerfield Management

	Number of shares:	5,150,072 * (comprised of shares held by Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Healthcare and shares underlying a stock option held by Jonathan Leff)
	Percentage of shares:	33.50%

(8)	James E. Flynn

	Number of shares:	5,150,072 * (comprised of shares held by Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Healthcare and shares underlying a stock option held by Jonathan Leff)
	Percentage of shares:	33.50%

(b)

(1)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,837
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,837

(2)	Deerfield Healthcare

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,850
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,850

(3)	Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,852
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,852

(4)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,837 *
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,837 *

SCHEDULE 13D

CUSIP No. 517125100	Page 12 of 15 Pages

(5)	Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,850 *
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,850 *

(6)	Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,852 *
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,852 *

(7)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,150,072 *
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,150,072 *

(8)	James E. Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,150,072 *
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,150,072 *

Flynn is the sole member of the general partner of each of Deerfield Mgmt III, Deerfield Mgmt IV, Deerfield Mgmt HIF and Deerfield Management. Deerfield Management is the investment manager of each of the Funds. Deerfield Mgmt III, Deerfield Mgmt IV and Deerfield Mgmt HIF are the sole general partners of Deerfield Private Design Fund III, Deerfield Private Design Fund IV and Deerfield Healthcare, respectively.

*See footnotes on cover pages which are incorporated by reference herein.

(c) Except as set forth in Item 4 of this Schedule 13D and the grant by the Company to Jonathan Leff of the 2021 Option, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

SCHEDULE 13D

CUSIP No. 517125100	Page 13 of 15 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Purchase Agreement

On May 21, 2021, each Fund entered into the Purchase Agreement. The summary of the Purchase Agreement set forth in Item 4, which is incorporated by reference into this Item 6, is not complete and is qualified in its entirety by reference to the full text of each such agreement, a copy of which is filed as Exhibit D to the Schedule 13D.

Pre-Funded Warrants

The summary of the Pre-Funded Warrants set forth in Item 4, which is incorporated by reference into this Item 6, is not complete and is qualified in its entirety by reference to the full text of each such agreement, the form of which is filed as Exhibit F to the Schedule 13D.

A&R Registration Rights Agreement

As a condition to each Fund’s obligation to purchase its Pre-Funded Warrant, upon the closing of the purchase and sale of the Pre-Funded Warrants, the Company and the Funds have agreed to enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). The A&R Registration Rights Agreement will amend and restate the Registration Rights Agreement to provide that the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants purchased by the Funds will constitute “Registrable Securities” under the A&R Registration Rights Agreement, and provide the Deerfield Funds with similar rights with respect to such shares as those rights contained in the Registration Rights Agreement (including a provision that will obligate the Company to file a registration statement covering the resale of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants within 30 days following the closing under the Purchase Agreement). The foregoing summary of the A&R Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of each such agreement, the form of which is filed as Exhibit E to the Schedule 13D

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits

D.	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2021), dated May 21, 2021, by and between the Company and the Investors party thereto.

E.	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2021), dated May 21, 2021, by and between the Company and the Investors party thereto.

F.	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on May 21, 2021).

SCHEDULE 13D

CUSIP No. 517125100	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2021

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By:	Deerfield Mgmt HIF, L.P., General Partner
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By:	Deerfield Mgmt IV, L.P., General Partner
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

SCHEDULE 13D

CUSIP No. 517125100	Page 15 of 15 Pages

DEERFIELD MGMT HIF, L.P.
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

DEERFIELD MGMT IV, L.P.
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact